ARTICLES OF AMENDMENT TO

ARTICLES OF INCORPORATION

OF

TEXAS-NEW MEXICO POWER COMPANY

          Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, Texas-New Mexico Power Company adopts the following Articles of Amendment to its Articles of Incorporation:

ARTICLE ONE

          The name of the corporation is Texas-New Mexico Power Company.

ARTICLE TWO

          The following amendments to the Articles of Incorporation was adopted by the shareholders of the corporation on April 17, 2001:

A.   Article Four, Section 2 is amended so that it reads in its entirety as follows:

                 2.01.   Shares of Preferred Stock may be issued from time to time in one or more series, each of which is to have a distinctive serial designation as determined in the resolution or resolutions of the Board of Directors providing for the issuance of such Preferred Stock from time to time.

                 2.02.   Each series of Preferred Stock:

(a)	may have such number of shares;
(b)	may have such voting powers or may be without voting powers;
(c)	may be subject to redemption at such time or times and at such price;
(d)

may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions, from such date or dates, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock;

(e)	may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation;
(f)

may be made convertible into, or exchangeable for, shares of any other class or classes, or of any other series of the same class or of any other class or classes, of stock of the Corporation at such price or prices or at such rates of exchange, and with adjustments;

(g)	may be entitled to the benefit of a sinking fund or purchase fund to be applied to the purchase or redemption of shares of such series in such amount or amounts;
(h)

may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issuance of any additional stock (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation of stock of any class or series; and

(i)	may have such other relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof;

as in each such instance is stated in the resolution or resolutions of the Board of Directors providing for the issuance of such Preferred Stock. Except where otherwise set forth in such resolution or resolutions the number of shares comprising such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors. The foregoing enumeration of the designations, preferences, limitations and relative rights which may be fixed with respect to shares of Preferred Stock is merely illustrative of the power of the Board of Directors. The authority of the Board of Directors to fix such designations, preferences, limitations and relative rights shall be with the maximum authority permissible pursuant to Article 2.13 of the TBCA, as it may be amended from time to time.

               2.03.   Shares of any series of Preferred Stock that have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other series, class or classes will have the status of authorized but unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Stock created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock and to any filing required by law.

               2.04.

(a)

Except as otherwise provided by law or by the resolutions of the Board of Directors providing for the issuance of any series of Preferred Stock, Common Stock will have the exclusive right to vote for the election of directors and for all other purposes. Each holder of Common Stock will be entitled to one vote for each share held.

(b)

Subject to all of the rights of Preferred Stock or any series thereof, the holders of Common Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends payable in cash, in stock or otherwise.

(c)

Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and subject to the rights of the holders of Preferred Stock, the remaining net assets of the Corporation will be distributed pro rata to the holders of Common Stock in accordance with their respective rights and interests.

            2.05.   All shares of Common Stock or Preferred Stock of the Corporation, including, without limitation, shares issued as a stock dividend, shall, when the full lawful consideration fixed by the Board of Directors has been paid, or when so issued as a stock dividend, be deemed fully paid and not liable to any further call or assessment thereon, and the holders of such shares shall not be liable for any further payment thereon. Any of the unissued shares of capital stock of the Corporation may be issued from time to time in such amount and manner, including, without limitation, in distribution as stock dividends, and for such lawful consideration as the Board of Directors may determine.

ARTICLE THREE

          The number of shares of the corporation outstanding and entitled to vote at the time of adoption was 10,705 shares of common stock. The number of shares entitled to vote on the amendment was 10,705 shares of common stock.

ARTICLE FOUR

          The number of shares that voted for the amendment was 10,705; and the number of shares that voted against the amendment was zero.

          IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment as of this 23rd day of April, 2000.

TEXAS-NEW MEXICO POWER COMPANY

By: /s/ Paul W. Talbot
Name: Paul W. Talbot
Title: Secretary